SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                 FORM 11-K



(Mark One)

   [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 1998

                       OR

   [   ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

        For the transition period from ____ to ____.



Commission file number     001-11519


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                          PROFIT SHARING PLAN OF
              BINDLEY WESTERN INDUSTRIES, INC. & SUBSIDIARIES


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                     BINDLEY WESTERN INDUSTRIES, INC.
                             8909 PURDUE ROAD
                        INDIANAPOLIS, INDIANA 46268

                           REQUIRED INFORMATION


Item 4.The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.


FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

     Independent Auditors' Report

     Financial Statements:

          Statement of Net Assets Available for Plan Benefits, with Fund Information at December 31, 1998 and 1997

          Statement of Changes in Net Assets Available for
          Plan Benefits, with Fund Information, for the Year Ended December 31, 1998

          Notes to Financial Statements

Schedules *:

     Schedule of Assets Held for Investment Purposes at December 31, 1998 (Schedule I)

     Schedule of Reportable Transactions for the Year Ended
     December 31, 1998 (Schedule V)


*    NOTE:   Other  Schedules  Have  Been  Omitted  Because  They  Are  Not
     Applicable.


(b)  Exhibits

     23 - Consent of Ent & Imler CPA Group, PC

                       INDEPENDENT AUDITORS' REPORT



To the Administrator and
  Administrative Committee of
 The Profit Sharing Plan of Bindley Western Industries, Inc.
 and Subsidiaries:

     We have audited the accompanying statement of net assets available for plan benefits, with fund information, of The Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries as of December 31, 1998, and the related statement of changes in net assets available for plan benefits, with fund information, for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statement based on our audit. The financial statements of The Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries as of December 31, 1997, were audited by other auditors whose report dated June 8, 1998 expressed an unqualified opinion on these statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1998, and changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

                                   ENT & IMLER CPA GROUP, PC


Indianapolis, Indiana
June 25, 1999

                            PROFIT SHARING PLAN OF
                       BINDLEY WESTERN INDUSTRIES, INC.
                               AND SUBSIDIARIES

  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1998



                                               FUND INFORMATION
                                                                                           AMERICAN
                                VICTORY               VICTORY    VICTORY U.S.  AMERICAN   WASHINGTON
                   BWI        INVESTMENT   VICTORY    SPECIAL       GOV'T     EUROPACIFIC   MUTUAL
                   COMMON       QUALITY    BALANCED    VALUE     OBLIGATIONS    GROWTH     INVESTORS   LOAN
                   STOCK       BOND FUND     FUND    STOCK FUND     FUND        FUND         FUND      FUND        TOTAL
Assets
  Investments,
   at fair value: $12,435,255    616,412  2,730,113     966,719   3,963,513    449,721    4,125,626     76,092   25,363,451

  Receivables:
    Employer
     contributions    428,802    105,578    279,662     201,110     251,399    113,594      411,815          -    1,791,960
    Employee
     contributions      2,401        406        938         928         467        592        1,924          -        7,656
  Accrued investment
    income                519          -        306       2,319           -          -            -          -        3,144
                  ___________  _________  _________   _________   _________   ________    _________   ________   __________
      Total assets 12,866,977    722,396  3,011,019   1,171,076   4,215,379    563,907    4,539,365     76,092   27,166,211

Liabilities

  Other liabilities                                                                            (174)                   (174)

    Net assets
      available
      for plan    ____________ _________ __________  __________  __________   _________  __________   ________   ___________
      benefits     $12,866,977 $ 722,396 $3,011,019  $1,171,076  $4,215,379   $ 563,907  $4,539,191   $ 76,092   $27,166,037
                   ___________ _________ __________  __________  __________   _________   __________  ________   ___________
                   ___________ _________ __________  __________  __________   _________   __________  ________   ___________






  The accompanying notes are an integral part of these financial statements.

                            PROFIT SHARING PLAN OF
                       BINDLEY WESTERN INDUSTRIES, INC.
                               AND SUBSIDIARIES

  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1997


                                                          Fund Information

                             Victory                                                   American
                            Investment           Victory    Victory        American   Washington
                  BWI        Quality   Victory   Special   U.S. Gov't    EuroPacific    Mutual
                 Common       Bond     Balanced   Value    Obligations      Growth     Investors   Loan
                 Stock        Fund      Fund    Stock Fund    Fund            Fund        Fund      Fund       Total

Assets

Investments, at
  fair value:   $4,638,457   384,404  2,143,468  1,355,213  3,667,604       525,524     3,219,190  71,823   16,005,683

Receivables:
  Employer
   contributions   254,371    69,571    249,327    165,576    426,221        91,905       319,241       -    1,576,212

  Employee
   contributions     3,808     1,081      4,987      2,285      3,082         1,500         5,444       -       22,187

Accrued investment
  income                92         -          -          -          -             -             -       -           92
                __________  ________  _________ __________ __________      ________     _________  ______  ___________
Total assets     4,896,728   455,056  2,397,782  1,523,074  4,096,907       618,929     3,543,875  71,823   17,604,174

Liabilities

  Other liabilities (4,498)     (188)      (545)      (346)    (2,512)         (198)         (759)      -       (9,046)

  Net assets
  available
  for plan     ___________  ________ __________ __________ __________      ________   ___________  _______ ___________
  benefits     $ 4,892,230  $454,868 $2,397,237 $1,522,728 $4,094,395      $618,731   $ 3,543,116  $71,823 $17,595,128
               ___________  ________ __________ __________ __________       ________  ___________  _______ ___________
               ___________  ________ __________ __________ __________       ________  ___________  _______ ___________



  The accompanying notes are an integral part of these financial statements.

                            PROFIT SHARING PLAN OF
                       BINDLEY WESTERN INDUSTRIES, INC.
                               AND SUBSIDIARIES

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                  INFORMATION
                               DECEMBER 31, 1998


                                         Fund Information
                               Victory                                                      American
                              Investment             Victory    Victory      American     Washington
                       BWI     Quality    Victory    Special   U.S. Gov't   EuroPacific     Mutual
                      Common    Bond      Balanced    Value    Obligations    Growth       Investors      Loan
                      Stock     Fund        Fund   Stock Fund     Fund         Fund          Fund         Fund        Total
Contributions:
  Employer        $  428,802  $105,577  $  279,662  $ 201,110   $  250,801    $113,594     $  411,815    $      -   $ 1,791,361
  Employee           273,695    56,625     223,838    176,765      122,568      94,005        341,538           -     1,289,034
  Rollover            66,310        15          18     32,120        1,409      29,904          2,212           -       131,988
                  __________  ________  __________  _________   __________     _______     __________    ________   ___________

  Total
    contributions    768,807   162,217     503,518    409,995      374,778     237,503        755,565           -     3,212,383
                  __________  ________  __________  _________   __________     _______     __________    ________   ___________

Investment Income:
  Interest
    and dividends     20,586    27,353     217,861     44,849          170      24,399        371,010       7,029       713,257
  Realized
    gains and
    losses           127,471     3,526      69,100     61,284       71,003      24,511        216,438           -       573,333
  Net appreciation
    (depreciation)
    in fair
    value of
    investments    6,021,400     3,981     121,464   (246,104)     117,429      21,801         74,243           -     6,114,214
                  __________   _______   _________  _________   __________     _______     __________    ________    __________



    Total
      investment
      income       6,169,457    34,860     408,425   (139,971)     188,602      70,711        661,691       7,029     7,400,804
                  __________   _______   _________   ________   __________     _______     __________    ________    __________
    Total
      additions    6,938,264   197,077     911,943    270,024      563,380     308,214      1,417,256       7,029    10,613,187

Distributions to
  participants      (246,577)  (34,515)   (151,379)   (97,408)    (219,077)    (27,330)      (218,817)    (13,069)   (1,008,172)

Administrative
  expenses           (19,610)     (836)     (2,381)    (1,252)      (6,031)       (797)        (3,199)          -       (34,106)

Net transfers
  (to) from
  other funds      1,302,670   105,802    (144,401)  (523,016)    (217,288)   (334,911)      (199,165)     10,309             -
                ____________  ________  __________  _________   __________   _________    ___________    ________   ___________

Net increase
  in net assets
  available for
  plan benefits    7,974,747   267,528     613,782   (351,652)     120,984     (54,824)       996,075       4,269     9,570,909

Beginning
  of year          4,892,230   454,868   2,397,237  1,522,728    4,094,395     618,731      3,543,116      71,823    17,595,128
                ____________  ________  __________ __________   __________   _________    ___________    ________   ___________
End of year     $ 12,866,977  $722,396  $3,011,019 $1,171,076   $4,215,379   $ 563,907    $ 4,539,191     $76,092   $27,166,037
                ____________  ________  __________ __________   __________   _________    ___________    ________   ___________
                ____________  ________  __________ __________   __________   _________    ___________    ________   ___________





  The accompanying notes are an integral part of these financial statements.
                          PROFIT SHARING PLAN OF
                     BINDLEY WESTERN INDUSTRIES, INC.
                             AND SUBSIDIARIES

                       NOTES TO FINANCIAL STATEMENTS
                   AS OF DECEMBER 31, 1998 AND 1997 AND
                   FOR THE YEAR ENDED DECEMBER 31, 1998


NOTE 1 - DESCRIPTION OF THE PLAN

     The following brief description of the Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

GENERAL

     The Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries (the "Plan") is a combined profit sharing and pre-tax savings plan. The purpose of the Plan is to provide retirement income and other benefits to eligible employees of Bindley Western Industries, Inc. and its Subsidiaries (the "Company").

     Effective January 1, 1994, the Company adopted the Prism Prototype Plan and Trust (the "Prism Plan"), thereby amending and restating the Plan, which had originally been established January 1, 1979.

PARTICIPATION

     Employees are eligible to participate in the Plan on January 1, April 1, July 1, or October 1, whichever comes first, after completing one year of service and attaining age twenty-one. An employee is considered to have completed one year of service at the end of the first twelve month period during which the employee has completed not fewer than 1,000 hours of service.

ADMINISTRATION

     The Plan is administered by a committee (the "Committee") appointed by the Compensation and Stock Option Committee of the Company's Board of Directors. The Plan has a trust agreement with Key Trust (the "Trustee") whereby the Trustee receives contributions, invests Plan assets and distributes amounts for benefit payments as directed by the Committee. All trustee's fees and other administrative expenses, exclusive of those incurred in relation to the Committee, are paid by the Plan.

CONTRIBUTIONS AND ALLOCATIONS TO PARTICIPANTS

     The Company's annual profit sharing contribution to the Plan is a discretionary amount determined by the Board of Directors. The 1998 profit sharing contribution approximated $1,791,000.
     Participants may authorize that a pre-tax amount between 1% and 13% of their annual compensation be contributed on their behalf to the Plan. However, the annual contribution per employee cannot exceed $10,000 for 1998. Participants may also make qualified rollover contributions to the Plan.

     Profit sharing contributions are allocated to participants on the basis of the ratio that each participant's compensation bears to the total compensation paid to all Plan participants for the applicable Plan year.

     Forfeitures (the non-vested portion of those participant's accounts who have terminated service with the Company) are used to offset future employer profit sharing contributions. At December 31, 1998 and 1997, forfeited non-vested accounts totaled $392,746 and $117,999, respectively.

     Income (net of expenses) is allocated on a daily basis based on the ratio of each participant's adjusted beginning balance to the total of all participants' adjusted beginning balances for the applicable investment fund.

VESTING AND DISTRIBUTIONS

     A participant's interest in their pre-tax employee contributions and the earnings thereon are 100% vested at all times.

     A participant's interest in their profit sharing account is vested as follows:

              Number of Years                 Percentage
                Of Service                      Vested

               Fewer than 3                         0%
               3                                   20%
               4                                   40%
               5                                   60%
               6                                   80%
               7 or more                          100%

     In the event of a participant's retirement on or after his 65{th} birthday, total disability or death, his profit sharing account becomes fully vested.

     Distributions consist of benefit payments to eligible participants, payments of vested amounts to terminated participants and payments to participants who can demonstrate financial hardship. Participants are also able to obtain loans from the Plan. Loans issued under the Prism Plan bear a rate of interest of prime plus 1%. Any loans issued prior to the adoption of the Prism Plan bear interest at a reasonable rate determined by the Committee. The loan fund is utilized as the disbursement fund for loans granted by the Plan.

     All distributions to participants must be approved by the Committee.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

     The accounts of the Plan are maintained on the accrual basis of accounting.

INVESTMENTS AND INVESTMENT INCOME

     Investments are stated at fair value which equals quoted market value or unit values based upon quoted market values. Participant loans are valued at cost, which approximates fair value. Interest and dividends are credited to the accounts when earned.

PAYMENT OF BENEFITS

     Upon termination of service, a participant may elect to receive a lump sum amount equal to the value of their account. Benefits are recorded when paid.

USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


NOTE 3 - INVESTMENTS

     The Plan's investments are held by a Trustee. The Plan provides that the contributions will be invested in seven different investment programs as directed by each participant. These investment programs ranging from money market, government secured, fixed income, growth, aggressive funds, and the Company's own stock. The participants who fail to complete the proper investment election forms, these participant accounts are automatically invested in the low risk government secured investment. The net appreciation/(depreciation) in fair value for each significant class of investment is shown in the accompanying financial statements as investment income.

INVESTMENT OPTIONS

     Under the Prism Plan, participants are able to direct their contributions among seven investment options. The investment funds available to participants are as follows:

     1. VICTORY INVESTMENT QUALITY BOND FUND - invests primarily in investment-grade bonds issued by corporations and the U.S. Government and its agencies or instrumentalities.

     2. VICTORY BALANCED FUND - invests in a diversified portfolio of common stocks and fixed income securities or other collective funds holding these securities.

     3. VICTORY SPECIAL VALUE STOCK FUND - invests primarily in common stocks of small and medium-sized companies.

     4. BINDLEY WESTERN INDUSTRIES COMMON STOCK FUND - invests in the common stock of the Company.

     5. VICTORY U.S. GOVERNMENT OBLIGATIONS FUND - invests only in short-term securities issued or guaranteed by the U.S. Treasury and repurchase agreements collateralized by U.S. Treasury securities with maturities of thirteen months or less.

     6. AMERICAN EUROPACIFIC GROWTH FUND - invests in small and large companies based in industrial nations as well as smaller, developing nations.

     7. AMERICAN WASHINGTON MUTUAL INVESTORS FUND - invests primarily in companies that consistently pay dividends and earn more than their dividend payout.

FUND TRANSFERS

     Transfers between funds result from participants redirecting their contributions between the funds listed above.


NOTE 4 - PARTY-IN-INTEREST

     Participants in the Plan may invest their contributions/account balances in a Bindley Western Industries, Inc. Common Stock Fund, which primarily holds shares of the Company's common stock. At December 31, 1998, this fund held 251,683 shares with a historical cost of $4,515,052 and a market value of $12,435,255. At December 31, 1997, this fund held 149,854 shares with a historical cost of $2,727,939 and a market value of $4,626,742.


NOTE 5 - INCOME TAX STATUS

     The Internal Revenue Service issued a determination letter on October 2, 1996 stating that the Plan qualifies for tax exempt status under the applicable provisions of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, management believes the Plan is designed and is currently being administered in accordance with the Internal revenue Code and ERISA.


NOTE 6 - PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.


NOTE 7 - DIFFERENCE FROM FORM 5500

     At December 31, 1998, there are no differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements.

                                                                 Schedule I
                                                      Item 27 (a) Form 5500
                          PROFIT SHARING PLAN OF
                     BINDLEY WESTERN INDUSTRIES, INC.
                             AND SUBSIDIARIES

              SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             DECEMBER 31, 1998



           IDENTITY OF ISSUE            DESCRIPTION OF INVESTMENT            COST      CURRENT VALUE

American EuroPacific Growth Fund*       Registered Investment Company    $   428,862     $ 449,721

Victory Special Value Stock Fund*       Registered Investment Company        977,383       966,719

Victory Balanced Fund*                  Registered Investment Company      2,273,446     2,730,113

American Washington Mutual Investors    Registered Investment Company      3,401,927     4,125,626
Fund*

Victory U.S. Government Obligations     Registered Investment Company      3,564,839     3,963,513
Fund*

Bindley Western Industries Common
Stock Fund*                             Equity Securities of Bindley
                                        Western Industries, Inc.           4,515,052    12,435,255

Victory Investment Quality Bond Fund*   Registered Investment Company        602,250       616,412

Loans to participants
  (Interest rates of 8.25% to 9.25%)*                                         76,092        76,092
                                                                        ____________  ____________

                                                                        $ 15,839,851  $ 25,363,451
                                                                        ____________  ____________
                                                                        ____________  ____________
*Denotes party-in-interest.


                                                                     Schedule V
                                                          Item 27 (d) Form 5500


                            PROFIT SHARING PLAN OF
                       BINDLEY WESTERN INDUSTRIES, INC.
                               AND SUBSIDIARIES

                      SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                        Current Value
                                                Number of                                                of Asset on
Identity of Party                               Purchases/   Purchase   Selling   Transaction            Transaction   Net Gain
Involved             Description of Asset       Sales         Price      Price     Expenses      Cost       Date       or (loss)

Key Trust Company    Victory U.S. Government
  of Indiana, NA       Obligations Fund           68       $  934,760   $      -    $   -    $  934,760   $  934,760   $     -

Key Trust Company    American Washington
  of Indiana, NA       Mutual Investors Fund      94        1,618,601          -        -     1,618,601    1,618,601         -

Key Trust Company
  of Indiana, NA     Victory Balanced Fund        84          769,051          -        -       769,021      769,021         -

Key Trust Company    Bindley Western Industries
  of Indiana, NA       Common Stock Fund          41        1,887,169          -        -     1,887,169    1,887,169         -

Key Trust Company    Victory Prime Obligation
  of Indiana, NA       Money Market Fund         108        2,089,678          -        -     2,089,678    2,089,678         -

Key Trust Company
  of Indiana, NA     Victory Special Value Fund   80          523,135          -        -       523,135      523,135         -

Key Trust Company    Victory U.S. Government
  of Indiana, NA       Obligations Fund           58                -    827,283        -       756,280      827,283    71,003

Key Trust Company    Victory Prime Obligation
  of Indiana, NA       Money Market Fund          78                -  2,061,525        -     2,061,525    2,061,525         -

Key Trust Company    American Washington Mutual
  of Indiana, NA       Investors Fund             66                -  1,002,847        -       786,409    1,002,847   216,438

Key Trust Company
  of Indiana, NA     Victory Balanced Fund        52                -    372,940        -       303,840      372,940    69,100

Key Trust Company    Bindley Western Industries
  of Indiana, NA       Common Stock Fund           7                -    246,277        -       130,909      246,277   115,368

Key Trust Company
  of Indiana, NA     Victory Special Value Fund   56                -    726,808        -       665,525      726,808    61,283

                                SIGNATURES


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              PROFIT SHARING PLAN OF BINDLEY
                              WESTERN INDUSTRIES, INC. &
                              SUBSIDIARIES


Date: June 28, 1999           By       /S/ MARION MCDERMOTT
                              Name: Marion McDermott
                              Title: Plan Administrator